September 11, 2012

Mr. Larry Spirgel,

Assistant Director,

Mail Stop 3720,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	China Telecom Corporation Limited Annual Report on Form 20-F
for the Fiscal Year ended December 31, 2011 (File No. 001-31517)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated August 7, 2012, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2011 (the “Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F.

Mr. Spirgel	-2-

Form 20-F for the Year Ended December 31, 2011

Notes to Financial Statement

Note 2. Significant Accounting Policies, page F-14

1.	We note your response to comment two from our letter dated July 12, 2012. Considering that paragraph 9 of IAS 18 requires revenue to be measured at the fair value of consideration received or receivable, please expand your accounting policy to describe why you believe that the residual method of accounting for promotional packages provides the most relevant or reliable presentation of terminal equipment sold as part of bundled sales.

In response to the Staff’s comment, we will expand the disclosure to explain why the residual method of accounting for promotional packages provides the most relevant and reliable presentation of terminal equipment sold as part of bundled sales as follows:

“The Group offers promotional packages, which involve the bundled sales of terminal equipment (mobile handsets) and telecommunications services, to customers. The total contract consideration of a promotional package is allocated to revenues generated from the provision of telecommunications services and the sales of terminal equipment using the residual method. Under the residual method, the total contract consideration of the arrangement is allocated as follows: The undelivered component, which is the provision of telecommunication services, is measured at fair value, and the remainder of the contract consideration is allocated to the delivered component, which is the sales of terminal equipment. The Group recognizes revenues generated from the delivery and sales of the terminal equipment when the title of the terminal equipment is passed to the customers whereas revenues generated from the provision of telecommunications services are recognized based upon the actual usage of such services. During each of the years in the three-year period ended December 31, 2011, a substantial portion of the total contract consideration is allocated to the provision of telecommunication services since the terminal equipment is typically provided free of charge or at a nominal amount to promote the Group’s core business of the provision of telecommunications services, and the fair value of the telecommunication services approximates the total contract consideration. The Group believes that the residual method of accounting for promotional packages provides the most relevant and reliable presentation method of the delivery and sales of the terminal equipment and telecommunication services since it reflects the economic substance of the arrangement.”

Mr. Spirgel	-3-
2.	We note your response to comment three from our letter dated July 12, 2012. Please revise your note disclosures in future filings to describe your revenue recognition policy for value-added services, as set forth in your letter dated July 26, 2012. As materiality warrants, please disclose which value-added services are provided on a net or gross basis.

We respectfully advise the Staff that in future filings, we will include the following disclosure in the notes to the financial statements:

“Revenues from value-added services in which no third party service providers are involved, such as caller display and Internet data centre services, are presented on a gross basis. Revenues from all other value-added services are presented on either gross or net basis based on the assessment of each individual arrangement with third parties. The following factors indicate that we are acting as principal in the arrangements with third parties:

i) The Group is responsible for providing the applications or services desired by our customers, and take responsibility for fulfillment of ordered applications or services, including the acceptability of the applications or services ordered or purchased by our customers;

ii) The Group takes title of the inventory of the applications before they are ordered by our customers;

iii) The Group has risks and rewards of ownership, such as risks of loss for collection from our customers after applications or services are provided to our customers;

iv) The Group establishes selling prices with our customers;

v) The Group can modify the applications or perform part of the services;

vi) The Group has discretion in selecting suppliers used to fulfil an order; and

vii) The Group determines the nature, type, characteristics, or specifications of the applications or services.

If majority of the indicators of risk and responsibilities exist in the arrangements with third parties, we are acting as a principal and have exposure to the significant risks and rewards associated with the rendering of services or the sale of applications, and revenues for these services are recognized on gross basis. If majority of the indicators of risk and responsibilities do not exist in the arrangements with third parties, we are acting as an agent, and revenues for these services are recognized on a net basis.”

Mr. Spirgel	-4-

We respectfully advise the Staff that in our future filings, we will disclose which value-added services are presented on a gross or net revenue basis to the extent such services are material to our financial statements.

3.	We note your response to comment four from our letter dated July 12, 2012. Considering your policy of recognizing revenue from the sale of handsets as described in your response to prior comment two, please tell us and disclose why you present costs of telecommunications equipment offered to your customers free of charge or at a reduced price as a selling, general and administrative expense rather than a network operations and support cost. Also tell us and disclose how you classify revenue received from the sale of handsets in your income statements.

We respectfully advise the Staff that the terminal equipment (mobile handsets) is delivered and sold to customers individually or as part of a promotional package.

The revenue received from individual sales of terminal equipment is reported as “operating revenue – others” as disclosed in the note 21 to the financial statements and the related cost of such terminal equipment is reported as “other operating expenses” as disclosed in the note 23 to the financial statements. For the year ended December 31, 2011, the sales of terminal equipment had a relatively small profit margin.

The allocated revenue from terminal equipment sold as part of a promotional package, if any, is reported as “operating revenue – others”. The related cost of terminal equipment is reported as “selling, general and administrative expense” to reflect the economic substance of the arrangement as described in the response to Staff Comment 1. During each of the years in the three-year period ended December 31, 2011, revenues attributable to terminal equipment sold as part of a promotional package was insignificant.

In response to the Staff’s comment, we will include the following disclosure in future filings:

“The costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication service are reported as “selling, general and administrative expense” in the consolidated statements of comprehensive income.”

4.	In future filings, please revise to disclose the types of expenses included in your “network operations and support” line item as reported on the face of your consolidated income statements.

Mr. Spirgel	-5-

We respectfully advise the Staff that the following disclosure will be included in the notes to the financial statements in future filings:

“Included in network operations and support expenses are as follows:

Year Ended December 31,
	2012	2011	2010
Operating and maintenance

Utility

Property rental and management fee

CDMA network capacity lease fee

Others

Total

*  *  *  *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Yu Yao, Senior Project Manager, by telephone at (+86-10) 5850-1515, by fax at (+86-10) 5850-1504 or by email at yaoyu@chinatelecom.com.cn.

Mr. Spirgel	-6-

Very truly yours,

/s/ WANG Xiaochu
WANG Xiaochu
Chairman and Chief Executive Officer

cc:	Robert S. Littlepage

Christy Adams

(Securities and Exchange Commission)

Yi Chen

Yu Yao

(China Telecom Corporation Limited)

Chun Wei

(Sullivan & Cromwell LLP)

Terry Chu

(KPMG)